3B

SEC Mail Processing Section

NOV 24 2010

Washington, DC 110



SECURITIES AND EXCHANGE COMMISSION

10032607

OMB APPROVAL
OMB Number 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2009** (MM/DD/YY) AND ENDING **September 30, 2010** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Minnesota Valley Investments

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 East Bridge Street
(No. and Street)

Redwood Falls	**MN**	**56283**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Nelson **507-637-3344**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

pw

OATH OR AFFIRMATION

I, Jim Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Minnesota Valley Investments as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public


KRISTEN J. NELSON
Notary Public - State of Minnesota
My Commission Expires
January 31, 2015

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MINNESOTA VALLEY INVESTMENTS, INC.

FINANCIAL STATEMENTS

Year Ended September 30, 2010



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

MINNESOTA VALLEY INVESTMENTS, INC.

We have audited the statement of financial condition of Minnesota Valley Investments, Inc. as of September 30, 2010 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Minnesota Valley Investments, Inc. as of September 30, 2010 in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
November 17, 2010

MINNESOTA VALLEY INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2010

		2010
ASSETS		
ASSETS		
Cash	$	41,471
Commission receivable		11,381
Employee receivable		6,025
Income tax deposit		2,124
Investment securities		11,658
Furniture and equipment, at cost, less accumulated depreciation; $48,877		14,509
OTHER ASSETS		-
TOTAL ASSETS	$	87,168
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$	24,392
Payable to clearing broker		985
TOTAL LIABILITIES		25,377
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 400,000 shares, issued and outstanding 100,000 shares		1,000
Additional paid-in capital		87,972
TOTAL CAPITAL CONTRIBUTED		88,972
RETAINED EARNINGS (DEFICIT)		(27,181)
TOTAL STOCKHOLDERS' EQUITY		61,791
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	87,168

See Notes to Financial Statements

MINNESOTA VALLEY INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Minnesota Valley Investments, Inc. (the Company) acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the upper Midwest area. The Company's principal source of business is the execution of security trades as directed by Mesirow managed accounts.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the close of business. Employee receivables primarily consist of non-interest bearing advances to owners.

The carrying amounts of commissions and employee receivable are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions and employee receivable balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that all the receivables are collectible at September 30, 2010.

(1) Nature of business and significant accounting policies (continued)

A summary of the Company's significant accounting policies follows: (continued)

Fair value measurement definition and hierarchy - ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. SFAS No. 157 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(1) Nature of business and significant accounting policies (continued)

Fair value measurement definition and hierarchy (continued)

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

Furniture and equipment - Furniture and equipment are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of three to seven years. Total depreciation expense was $5,000 for the year ended September 30, 2010.

Income recognition - Security transactions and their related commission revenue are recognized for accounting purposes on the trade date.

Investment income reflected on the statement of operations includes realized and unrealized gains and losses.

Income taxes - Effective November 1, 2004 the Company elected, with the consent of its stockholders, to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company's items of income, deductions, losses, and credits, therefore, these statements do not include any provision for corporate income taxes.

On January 1, 2009, the Company adopted new accounting guidance on accounting for uncertainty in income taxes. The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

(1) **Nature of business and significant accounting policies (continued)**

A summary of the Company's significant accounting policies follows: (continued)

Income taxes (continued) - The Company has identified its tax status as a corporation electing to be taxed as a pass through entity as a tax position; the Company has determined that such tax position does not result in an uncertainty requiring recognition.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for the years ended September 30, 2007 through 2010 remain subject to examination. Tax returns for state jurisdictions for years ended September 30, 2007 through 2010 remain subject to examination.

Impairment of tangibles and other long-lived assets - Management reviews the carrying value of intangible and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of assets to undiscounted future net cash flows expected to be generated by the assets. An impairment loss would be measured by the amount by which the carrying value of the asset group exceeds the fair value of the asset group based on discounted estimated future cash flows. Management does not believe impairment indicators are present at September 30, 2010.

Subsequent events policy - Subsequent events have been evaluated through November 17, 2010 which is the date the financial statements were available to be issued.

(2) **Investment securities**

Cost, fair value and aggregate unrealized gains and losses for investment securities measured on a recurring basis at September 30, 2010 are as follows:

2010	Fair Value	Cost	Unrealized Gains
Common stock	$ 11,658	$ 6,600	$ 5,058
Total investment securities	$ 11,658	$ 6,600	$ 5,058

The fair values of all the investments (Level 1) are measured using quoted prices in active markets for identical assets.

(3) Customer transactions

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(4) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At September 30, 2010, the Company had net capital and net capital requirements of $37,385 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .68 to 1 at September 30, 2010.

(5) Related party transaction

The Company receives fees for advisory services and certain shared expenses from an Investment advisory firm owned and operated the president of the Company. The Company received $98,000 for these services during 2010. There were no amounts outstanding at September 30, 2010.

(6) Financial instruments

Off-balance-sheet credit risk - In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on a cash basis.

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

NOTES TO FINANCIAL STATEMENTS

(7) Operating Leases

The Company leases office space under an operating lease. The lease requires monthly lease payments of $600 to $637 over the lease term to April 2011. Total future minimum rental payments required under the operating lease that have noncancellable lease terms in excess of one year are as follows:

Years Ending September 30,	Total
2011	$ 4,500

Total rental expenses for the year ended September 30, 2010 were $8,652

(8) Cash flow disclosures

The following is a summary of supplementary cash flow information.

Non-cash investing and financing activities:	
Accounts payable incurred as an advance to employee	$ 6,025